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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 ---------------

                              DENDREON CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    24823Q107
                                 (CUSIP Number)

   WILLIAM D. SAVOY                                GAIL J. GORDON
   VULCAN VENTURES INCORPORATED                    FOSTER PEPPER &
   110-110TH AVENUE N.E., SUITE 550                SHEFELMAN PLLC
   BELLEVUE, WA  98004                             1111 THIRD AVENUE, SUITE 3400
  (206) 453-1940                                   SEATTLE, WA  98101
                                                  (206) 447-4400


          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  JUNE 16, 2000
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     24823Q107         SCHEDULE 13D   Page     2    of     12    Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Vulcan Ventures Incorporated  IRS ID NO. 91-1374788
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Washington
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,036,491 shares (1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0- shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               4,036,491 shares (1)
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,036,491 shares (1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  CO
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

CUSIP No.     24823Q107         SCHEDULE 13D   Page     3    of     12    Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Paul G. Allen
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,036,491 shares (1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0- shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               4,036,491 shares (1)
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,036,491 shares (1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

ITEM 1. SECURITY AND ISSUER

         This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Dendreon Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3005 First Avenue, Seattle, Washington 98121.

ITEM 2. IDENTITY AND BACKGROUND

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

                  Paul G. Allen, Vulcan Ventures Incorporated, 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

                  William D. Savoy, Vulcan Northwest Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

                  Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

                  Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Vulcan Ventures funded its purchases of the Issuer's capital stock from its own working capital. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

         Vulcan Ventures effected the transactions reported in this statement for investment purposes. Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries,
(iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in NASDAQ, or (vii) any similar action.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Vulcan Ventures owns of record 4,036,491 shares of Common Stock of the issuer. Such shares represent approximately 19.3% of the outstanding Common Stock of the Issuer. This percentage amount is based upon 20,902,142 shares of Common Stock outstanding as of the close of the Issuer's initial public offering (the "IPO"), June 21, 2000, as reported by the Issuer to Vulcan Ventures.

         As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power over the 4,036,491 shares of Common Stock owned by Vulcan Ventures and may be deemed beneficially to own such shares, representing approximately 19.3% of the outstanding shares of Common stock.

         On June 16, 2000, Vulcan Ventures purchased 600,000 shares of Common Stock at a purchase price of $10 per share in the IPO. Vulcan Ventures paid aggregate cash consideration of $6,000,000 for such shares.

         Except as set forth in this Item 5, to the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 owns any of the Issuer's common stock.

         Except for the transactions set forth in this Item 5 and in Item 6 below, which item is incorporated herein by reference, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         Vulcan Ventures entered into a Fourth Amended and Restated Stockholders' Agreement (the "Stockholders' Agreement") dated September 3, 1999 with the Issuer and certain of the Issuer's stockholders. Pursuant to the Stockholders' Agreement, Vulcan Ventures was granted certain demand, piggyback and Form S-3 registration rights pertaining to shares of the Issuer's Preferred Stock held of record by Vulcan Ventures and the 3,436,491 shares of Common Stock into which they automatically converted upon conclusion of the IPO. The registration rights are subject to various conditions and limitations. This description of the Stockholders Agreement is qualified in its entirety by reference to such Agreement which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

         Pursuant to a Lock-Up Agreement with Prudential Securities Incorporated as representative of the several underwriters of the Issuer's IPO, Vulcan Ventures agreed not to offer or sell any shares of the Issuer's Common Stock or securities convertible into or exchangeable or exercisable for Common Stock during the period ending 180 days after June 16, 2000, the date of the prospectus, without Prudential's consent on behalf of the underwriters. The description of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, the form of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

         Except as set forth in this statement, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures, does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings, relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

   EXHIBIT    DESCRIPTION
   -------    -----------
    99.1      Fourth Amended and Restated Stockholders' Agreement, dated September 3, 1999, by and among the Issuer and certain holders of the Issuer's securities (Incorporated by reference to the Issuer's Registration Statement on Form S-1 (File No. 33-31920) filed on
              March 8, 2000)

    99.2      The form of the Lock-Up Agreement by and among Vulcan Ventures and Prudential
              Securities Incorporated

    99.3      Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated June 22, 2000.

                                   VULCAN VENTURES INCORPORATED



                             By: /s/ William D. Savoy
                                ------------------------------------------------
                                William D. Savoy, Vice President


                                   *
                                ------------------------------------------------
                                Paul G. Allen


                            *By: /s/ William D. Savoy
                                ------------------------------------------------
                                William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX


       EXHIBIT        DESCRIPTION
       -------        -----------
        99.1          Fourth Amended and Restated Stockholders' Agreement, dated September 3, 1999, by and among the Issuer and certain holders of the Issuer's securities. (Incorporated by reference to the Issuer's Registration Statement on Form S-1 (File No. 33-31920) filed on
                      March 8, 2000).

        99.2          The form of the Lock-Up Agreement by and among Vulcan Ventures and Prudential
                      Securities Incorporated.

        99.3          Joint Filing Agreement.